SECURITIES & EXCHANGE COMMISSION
                           Washington, D.C. 20549

                           ----------------------

                                 SCHEDULE 13D*
                                (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
                               (Amendment No. 1)

                     Worldtalk Communications Corporation
                               (Name of Issuer)

                                 Common Stock
                        (Title of Class of Securities)
                                   98155G101
                                (CUSIP Number)

                              Peter K. Hilal, MD
                         c/o Hilal Capital Management
                        60 East 42nd Street, Suite 1946
                              New York, NY  10165
                         (Name, address, and telephone
                         number of person authorized to
                       receive notices and communications)

                                November 18, 1999
            (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                        (Continued on following pages)
                           (Page 1 of 3 Pages)
----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98155G101                 13D               Page 2 of 3 Pages

Item 1.     Security and Issuer.

     This Amendment No. 1 (the "Amendment") amends the statement on Schedule 13D which was filed on July 29, 1999 (the "Schedule 13D") by the undersigned with respect to shares of common stock, par value $0.01 (the "Common Stock") of Worldtalk Communications Corporation (the "Company") and warrants issued by the Company that entitle the holder to purchase Common Stock (the "Warrants"). Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Schedule 13D.

     Except as specifically provided herein, this Amendment does not modify any of the information previously reported on Schedule 13D.

     This Amendment amends Item 6, which is supplemented by the addition of the following:

     "Pursuant to an Agreement and Plan of Merger dated November 18, 1999 (the "Merger Agreement") between Tumbleweed Communications Corp. ("Tumbleweed"), Keyhole Acquisition Corp. and the Company, providing for the acquisition of the Company by Tumbleweed (the "Acquisition") the Reporting Persons have entered into a Voting Agreement with Tumbleweed, dated November 18, 1999 (the "Voting Agreement") whereby the Reporting Persons have agreed to vote their securities in favor of the adoption of the Merger Agreement and against any competing transactions. Pursuant to the Voting Agreement, the Reporting Persons appointed Tumbleweed and certain officers of Tumbleweed as the Reporting Persons' proxy to vote the securities held by such Reporting Persons in accordance with the Voting Agreement. A copy of the form of Voting Agreement is attached as Exhibit 4 hereto.

     The Reporting Persons have also executed an affiliate letter (the "Affiliate Letter") acknowledging that the Acquisition is expected to qualify to be accounted for as a pooling of interest. In accordance with the Affiliate Letter, the Reporting Persons have agreed not to transfer or reduce their risk relative to their securities until such Reporting Person has been informed by Tumbleweed that there has been a publication of certain combined results of operations of Tumbleweed and the Company. A copy of the form of Affiliate Letter is attached as Exhibit 5 hereto.

     Pursuant to the Merger Agreement, the Securities Purchase Agreement, filed as Exhibit 2 to the Schedule 13D (the "SPA") is being amended, effective upon consummation of the Acquisition. The Final Amendment to the SPA and Waiver, dated November 18, 1999 (the "SPA Amendment"), provides that the SPA will terminate as of the effective date of the Acquisition, and that the Reporting Persons waive their rights thereunder, with the exception of indemnification and contribution rights thereunder. If the Acquisition does not become effective by May 31, 2000, then the SPA Amendment will be considered null and void. A copy of the Form of SPA Amendment is attached as
Exhibit 6 hereto."

Item 7.

     Item 7 of the Schedule 13D is hereby amended to add the following exhibits:

     Exhibit 4          Voting Agreement
     Exhibit 5          Affiliate Letter
     Exhibit 6          Final Amendment to the Securities Purchase
                        Agreement and Waiver

                                                     Page 3 of 3 Pages
SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATED:  November 19, 1999
                 --
                               /s/Peter K. Hilal
                               ---------------------
                               Dr. Peter K. Hilal, individually, and as
                               managing member of Hilal Capital Partners
                               LLC, on behalf of itself and on behalf
                               of Hilal Capital, LP and Hilal Capital,
                               QP, LP as the general partner thereof and
                               on behalf of Hilal Capital Associates LLC
                               as the managing member thereof, and as
                               managing member of Hilal Capital
                               Management LLC, on behalf of itself.


                               /s/ Philip Hilal
                               ----------------------
                               Philip Hilal

                                EXHIBIT 4
                                ---------

                             VOTING AGREEMENT
                             ----------------

          VOTING AGREEMENT (this "Agreement"), dated as of November [ ], 1999, by and among [Parent], a Delaware corporation ("Parent"), [MergerSub], a Delaware corporation and wholly owned subsidiary of Parent (the "Sub"), and [Stockholder] ("Stockholder").

                               WITNESSETH:

          WHEREAS, immediately prior to the execution of this Agreement, Parent, Sub and [Company], a Delaware corporation (the "Company") have entered into an Agreement and Plan of Merger of even date herewith (the "Merger Agreement"), pursuant to which the parties thereto have agreed, upon the terms and subject to the conditions set forth therein, to merge Sub with and into the Company (the "Merger"); and

          WHEREAS, as of the date hereof, Stockholder is the record and
Beneficial Owner (as defined hereinafter) of           Existing Shares (as
                                             ---------
defined hereinafter) of the common stock, $0.01 par value, of the Company (the "Company Common Stock"); and

          WHEREAS, as inducement and a condition to entering into the Merger Agreement, Parent has required Stockholder to agree, and Stockholder has agreed, to enter into this Agreement.

          NOW, THEREFORE, in consideration of the foregoing and the mutual promises, representations, warranties, covenants and agreements contained herein, the parties hereto, intending to be legally bound hereby, agree as follows:

          Section 1.  Certain Definitions.  In addition to the terms defined
                      -------------------
elsewhere herein, capitalized terms used and not defined herein have the respective meanings ascribed to them in the Merger Agreement. For purposes of this Agreement:

          (a) "Beneficially Own" or "Beneficial Ownership" with respect to any securities means having "beneficial ownership" of such securities as determined pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Without duplicative counting of the same securities by the same holder, securities Beneficially Owned by a person include securities Beneficially Owned by all other persons with whom such person would constitute a "group" within the meaning of Section 13(d) of the Exchange Act with respect to the securities of the same issuer.

          (b) "Existing Shares" means shares of the Company Common Stock Beneficially Owned by Stockholder as of the date hereof.

          (c) "Securities" means the Existing Shares together with any shares of the Company Common Stock or other securities of the Company acquired by Stockholder in any capacity after the date hereof and prior to the termination of this Agreement whether upon the exercise of options, warrants or rights, the conversion or exchange of convertible or exchangeable securities, or by means of purchase, dividend, distribution, split-up, recapitalization, combination, exchange of shares or the like, gift, bequest, inheritance or as a successor in interest in any capacity or otherwise.

          Section 2.  Representations And Warranties of Stockholder.
                      ---------------------------------------------
Stockholder represents and warrants to Parent and Sub as follows:

          (a)  Ownership of Shares.  Stockholder is the sole record and
               -------------------
Beneficial Owner of (i) the Existing Shares, (ii) Company Options to purchase [ ] shares of Company Common Stock ("Stockholder Options") and (iii) Company Warrants to purchase [ ] shares of Company Common Stock ("Stockholder Warrants") . On the date hereof, the Existing Shares constitute all of the shares of the Company Common Stock owned of record or Beneficially Owned by Stockholder.. There are no outstanding options or other rights to acquire from Stockholder or obligations of Stockholder to sell or to acquire, any shares of the Company Common Stock. Stockholder has sole voting power and sole power to issue instructions with respect to the matters set forth in Sections 5, 7 and 8 hereof, sole power of disposition, sole power of conversion, sole power to demand appraisal rights and sole power to agree to all of the matters set forth in this Agreement, in each case with respect to all of the Existing Shares with no limitations, qualifications or restrictions on such rights, subject to applicable securities laws and the terms of this Agreement.

          (b)  Power; Binding Agreement.  Stockholder has the legal capacity,
               ------------------------
power and authority to enter into and perform all of Stockholder's obligations under this Agreement. This Agreement has been duly and validly executed and delivered by Stockholder and constitutes a valid and binding agreement of Stockholder, enforceable against Stockholder in accordance with its terms except that (i) such enforcement may be subject to applicable bankruptcy, insolvency or other similar laws, now or hereafter in effect, affecting creditors' rights generally, and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

          (c)  No Conflicts.  Except as contemplated by the Merger Agreement,
               ------------
no filing with, and no permit, authorization, consent or approval of, any state or federal public body or authority ("Governmental Entity") is necessary for the execution of this Agreement by Stockholder and the consummation by Stockholder of the transactions contemplated hereby, none of the execution and delivery of this Agreement by Stockholder, the consummation by Stockholder of the transactions contemplated hereby or compliance by Stockholder with any of the provisions hereof shall (i) conflict with or result in any breach of any organizational documents applicable to Stockholder, (ii) result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any third party right of termination, cancellation, material modification or acceleration) under any of the terms, conditions or provisions of any note, loan agreement, bond, mortgage, indenture, license, contract, commitment, arrangement, understanding, agreement or other instrument or obligation of any kind to which Stockholder is a party or by which Stockholder or any of its properties or assets may be bound, or (iii) violate any order, writ, injunction, decree, judgment, order, statute, rule or regulation applicable to Stockholder or any of Stockholder's properties or assets, except in the case of clauses (ii) and (iii) where the failure to obtain such permits, authorizations, consents or approvals or to make such filings, or where such violations, breaches or defaults would not, individually or in the aggregate, materially impair the ability of Stockholder or the Company to consummate the transactions contemplated by the Merger Agreement, this Agreement or by the other Ancillary Agreements.

          (d)  No Encumbrance.  Except as permitted by this Agreement, the
               --------------
Existing Shares are now and, at all times during the term hereof, and the Securities will be, held by Stockholder, or by a nominee or custodian for the benefit of Stockholder, free and clear of all mortgages, claims, charges, liens, security interests, pledges or options, proxies, voting trusts or agreements, understandings or arrangements or any other rights whatsoever ("Encumbrances"), except for any such Encumbrances arising hereunder.

          (e)  No Finder's Fees.  No broker, investment banker, financial
               ----------------
advisor or other person is entitled to any broker's, finder's, financial adviser's or other similar fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of Stockholder.

          (f)  Reliance by Parent.  Stockholder understands and acknowledges
               ------------------
that Parent is entering into, and causing Sub to enter into, the Merger Agreement in reliance upon Stockholder's execution and delivery of this Agreement.

          Section 3.  Representations And Warranties of Parent And Sub.  Each
                      ------------------------------------------------
of Parent and Sub hereby, jointly and severally, represents and warrants to Stockholder as follows:

          (a)  Power; Binding Agreement.  Parent and Sub each has the
               ------------------------
corporate power and authority to enter into and perform all of its obligations under this Agreement. This Agreement has been duly and validly executed and delivered by each of Parent and Sub and constitutes a valid and binding agreement of Parent and Sub, enforceable against each of Parent and Sub in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency or other similar laws, now or hereafter in effect, affecting creditors' rights generally, and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

          (b)  No Conflicts.  Except as contemplated by the Merger Agreement,
               ------------
no filing with, and no permit, authorization, consent or approval of, any Governmental Entity is necessary for the execution of this Agreement by Parent and Sub and the consummation by Parent and Sub of the transactions contemplated hereby, and none of the execution and delivery of this Agreement by each of Parent and Sub, the consummation by each of Parent and Sub of the transactions contemplated hereby or compliance by each of Parent and Sub with any of the provisions hereof shall (i) conflict with or result in any breach of any provision of the respective certificates of incorporation or by-laws of Parent and Sub, (ii) require any filing with, or permit, authorization, consent or approval of, any Governmental Entity, (iii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under, any of the terms, conditions or provisions of any material note, bond, mortgage, indenture, license, lease, contract, agreement or other instrument or obligation to which Parent or any of its Subsidiaries is a party or by which any of them or any of their properties or assets may be bound or (iv) violate any order, writ, injunction, decree, statute, rule or regulation applicable to Parent, any of its Subsidiaries or any of their properties or assets, except in the case of clauses (ii), (iii) and (iv) where the failure to obtain such permits, authorizations, consents or approvals or to make such filings, or where such violations, breaches or defaults would not, individually or in the aggregate, materially impair the ability of Parent or Sub to consummate the transactions contemplated by the Merger Agreement, this Agreement or by the other Ancillary Agreements.

          Section 4. Disclosure.. Stockholder hereby agrees to permit Parent to publish and disclose in the Registration Statement and the Proxy Statement/Prospectus (including all documents and schedules filed with the Securities and Exchange Commission), and any press release or other disclosure document which Parent, in its sole discretion determines to be necessary or desirable in connection with the Merger and any transactions related thereto, Stockholder's identity and ownership of the Company Common Stock and the nature of Stockholder's commitments, arrangements and understandings under this Agreement.

          Section 5.  Transfer And Other Restrictions.
                      -------------------------------

          Prior to the termination of this Agreement, Stockholder agrees not to, directly or indirectly:

               (i) except pursuant to the terms of the Merger Agreement, offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to or consent to the offer for sale, sale, transfer, tender, pledge, encumbrance, assignment or other disposition of any or all of the Securities or any interest therein except as provided in Section 6 hereof;

               (ii) grant any proxy, power of attorney, deposit any of the Securities into a voting trust or enter into a voting agreement or arrangement with respect to the Securities except as provided in this Agreement; or

               (iii) take any other action that would make any representation or warranty of Stockholder contained herein untrue or incorrect or have the effect of preventing or disabling Stockholder from performing its obligations under this Agreement.

          Section 6.  Voting of the Company Common Stock.  Stockholder hereby
                      ----------------------------------
agrees that, during the period commencing on the date hereof and continuing until the first to occur of (a) the Effective Time or (b) termination of this Agreement in accordance with its terms, at any meeting (whether annual or special and whether or not an adjourned or postponed meeting) of the holders of the Company Common Stock, however called, or in connection with any written consent of the holders of the Company Common Stock, Stockholder will appear at the meeting or otherwise cause the Securities to be counted as present thereat for purposes of establishing a quorum and vote or consent (or cause to be voted or consented) the Securities:

                                        (A)  in favor of the adoption of the
Merger Agreement and the approval of other actions contemplated by the Merger Agreement and this Agreement and any actions required in furtherance thereof and hereof;

                                        (B)  against any action or agreement
that would result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or this Agreement; and

          Stockholder may not enter into any agreement or understanding with any person the effect of which would be inconsistent with or violative of any provision contained in this Section 6.

          Section 7.  Proxy.
                      -----

          (a) Stockholder hereby irrevocably grants to, and appoints, Parent and Bernard J. Cassidy, Joseph C. Consul, or any of them in their respective capacities as officers of Parent and any individual who shall hereafter succeed to any such office of Parent and each of them individually, such Stockholder's proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of Stockholder, to vote the Securities, or grant a consent or approval in respect of the Securities, in connection with any meeting of the stockholders of the Company, as specified in Section 6 hereof.

          (b) Stockholder represents that any other proxies heretofore given in respect of the Existing Shares are not irrevocable, and that such proxies are hereby revoked.

          (c) Stockholder understands and acknowledges that Parent is entering into the Merger Agreement in reliance upon such Stockholder's execution and delivery of this Agreement. Stockholder hereby affirms that the irrevocable proxy set forth in this Section 7 is given in connection with the execution of the Merger Agreement, and that such irrevocable proxy is given to secure the performance of the duties of Stockholder under this Agreement. Stockholder hereby further affirms that the irrevocable proxy is coupled with an interest and may not be revoked under any circumstances. Stockholder hereby ratifies and confirms all that such irrevocable proxy may lawfully do or cause to be done by virtue hereof. Such irrevocable proxy is executed and intended to be irrevocable in accordance with the provisions of section 212(e) of Delaware General Corporation Law.

          Section 8.  Stop Transfer; Legend.
                      ---------------------

          (a) Stockholder agrees with, and covenants to, Parent that Stockholder will not request that the Company register the transfer (book-entry or otherwise) of any certificate or uncertificated interest representing any of the Securities, unless such transfer is made in compliance with this Agreement.

          (b) In the event of a stock dividend or distribution, or any change in the Company Common Stock by reason of any stock dividend, split-up, recapitalization, combination, exchange of share or the like other than pursuant to the Merger, the term "Existing Shares" will be deemed to refer to and include the shares of the Company Common Stock as well as all such stock dividends and distributions and any shares into which or for which any or all of the Securities may be changed or exchanged and appropriate adjustments shall be made to the terms and provisions of this Agreement.

          (c) Stockholder will promptly after the date hereof surrender to the Company all certificates representing the Securities, the Company will place the following legend on such certificates in addition to any other legend required thereof:

     "THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO RESTRICTIONS ON TRANSFER PURSUANT TO AND OTHER PROVISIONS OF A VOTING AGREEMENT, DATED AS OF NOVEMBER[], 1999, BY AND AMONG [PARENT], [SUB] AND [STOCKHOLDER]."

          Section 9.  Reasonable Best Efforts.  Subject to the terms and
                      -----------------------
conditions of this Agreement, each of the parties hereto agrees to use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement and the Merger Agreement. Each party shall promptly consult with the other and provide any necessary information and material with respect to all filings made by such party with any Governmental Entity in connection with this Agreement and the Merger Agreement and the transactions contemplated hereby and thereby.

          Section 10.  Termination..  This Agreement shall terminate on the
                       -----------
earliest of (a) termination of the Merger Agreement pursuant to Section 7.1(a), (b), (c) or (e) thereof, (b) six months following the termination of the Merger Agreement pursuant to Section 7.1(d) or (f) thereof, (c) the agreement of the parties hereto to terminate this Agreement, or (d) the consummation of the Merger.

Section 11.  Miscellaneous.
             -------------

          (a)  Entire Agreement.  This Agreement (including the documents and
               ----------------
instruments referred to herein) constitutes the entire agreement and supersedes all other prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof.

          (b)  Successors and Assigns..  This Agreement shall not be assigned
               ----------------------
by operation of law or otherwise without the prior written consent of the other parties hereto. This Agreement shall be binding upon, inure to the benefit of and be enforceable by each party and such party's respective heirs, beneficiaries, executors, representatives and permitted assigns.

          (c)  Amendment and Modification.  This Agreement may not be amended,
               --------------------------
altered, supplemented or otherwise modified or terminated except upon the execution and delivery of a written agreement executed by the parties hereto.

          (d)  Notices.  All notices and other communications hereunder shall
               -------
be in writing and shall be deemed given if delivered personally, telecopied (which is confirmed) or sent by an overnight courier service, such as FedEx, to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

     If to Parent or Sub, to:

                          ------------------------
                          ------------------------
                          ------------------------
                          ------------------------

          with a copy to:

                          Skadden, Arps, Slate, Meagher & Flom LLP
                          525 University Avenue, Suite 220
                          Palo Alto, California  94301
                          Telephone: (650) 470-4500
                          Telecopy No.:  (650) 470-4570
                          Attention:  Gregory C. Smith

     If to Stockholder, to:

                          ------------------------
                          ------------------------
                          ------------------------
                          ------------------------

          with a copy to:

                          ------------------------
                          ------------------------
                          ------------------------
                          ------------------------

          (e)  Severability..  Any term or provision of this Agreement which
               -----------
is held to be invalid, illegal or unenforceable in any respect in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

          (f)  Specific Performance.  Each of the parties hereto recognizes
               --------------------
and acknowledges a breach by it of any covenants or agreements contained in this Agreement will cause the other party to sustain damages for which it would not have an adequate remedy at law for money, damages, and therefore in the event of any such breach the aggrieved party shall be entitled to the remedy of specified performance of such covenants and agreements and injunctive and other equitable relief in addition to any other remedy to which it may be entitled, at law or in equity.

          (g)  No Waiver.  The failure of any party hereto to exercise any
               ---------
right, power or remedy provided under this Agreement or otherwise available in respect hereof at law or in equity, or to insist upon compliance by any other party hereto with its obligations hereunder, and any custom or practice of the parties at variance with the terms hereof, will not constitute a waiver by such party of its right to exercise any such or other right, power or remedy or to demand such compliance.

          (h)  No Third Party Beneficiaries.  This Agreement is not intended
               ----------------------------
to confer upon any person other than the parties hereto any rights or remedies hereunder.

          (i)  Governing Law.  This Agreement shall be governed and construed
               ------------
in accordance with the laws of the State of Delaware, without giving effect to the principles of conflict of law thereof.

          (j)  Descriptive Heading.  The descriptive headings used herein are
               -------------------
for reference purposes only and will not affect in any way the meaning or interpretation of this Agreement.

          (k)  Expenses.  All costs and expenses incurred in connection with
               --------
this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses.

          (l)  Further Assurances.  From time to time, at any other party's
               ------------------
request and without further consideration, each party hereto shall execute and deliver such additional documents and take all such further lawful action as may be necessary or desirable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement.

          (m)  Counterparts.  This Agreement may be executed in two or more
               ------------
counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

          IN WITNESS WHEREOF, Parent, Sub, and Stockholder have caused this Agreement to be duly executed as of the day and year first written above.


                                         [Parent]



                                         By:
                                            --------------------------
                                            Name:
                                            Title:

                                         [Sub]



                                         By:
                                            --------------------------
                                            Name:
                                            Title:



                                         By:
                                            --------------------------
                                                       [Stockholder]*1

     In the event this agreement covers shares held jointly or held individually by related parties who will sign this together, each joint or related party shall sign.



EXHIBIT 5
---------

[Name of Affiliate]
 -----------------

November [__], 1999

Wave
[Address]

Tundra
[Address]

Dear Sirs:

The undersigned has been advised that as of the date hereof he, she or it may be deemed to be an "affiliate" of Wave, a Delaware corporation ("Wave") or of Tundra, a Delaware corporation ("Tundra"), as that term is defined for purposes of the Securities Act of 1933, as amended (the "Securities Act"). Tundra, Wave and Merger Sub, a Delaware corporation ("Sub"), have entered into an Agreement and Plan of Merger dated as of November [ ], 1999 (the "Merger
                                                      --
Agreement"). The Merger Agreement provides, among other things, for the merger of Sub with and into Wave (the "Merger") and, in accordance therewith, the outstanding shares of common stock, par value $.01 per share of Wave (the "Wave Common Stock") at the Effective Time (as defined in the Merger Agreement) will be converted into the right to receive shares of Common Stock, par value $.001 per share of Tundra (the "Tundra Common Stock") and other rights to acquire Wave Common Stock whether options or warrants (collectively "Wave Options") shall be converted into rights to purchase Tundra Common Stock ("Tundra Options") on the terms set forth therein. The Wave Common Stock and Wave Options are collectively referred to herein as the "Wave Securities".
The Tundra Common Stock and Tundra Options are collectively referred to as the "Tundra Securities."

The undersigned understands that Tundra has received a letter from its independent accountants advising it that the Merger is expected to qualify to be accounted for as a pooling of interests. The undersigned further understands that in order for the Merger to be accounted for as a pooling of interests, affiliates of Tundra and Wave must not reduce their interests in or risk relative to their ownership in the Tundra Securities or Wave Securities for a certain time period prior to the Merger and for a specified time period following the Merger. Tundra Securities and the Wave Securities are collectively referred to as the "Securities."

As an inducement to Tundra, Wave and Sub to consummate the Merger, the undersigned represents, warrants and agrees as follows:

The undersigned will not transfer or reduce the undersigned's risk relative to the Securities, including the sale, pledge, exchange or other disposition of Securities including by reason of use of any option, put, call or other derivative right relative to the Securities at any time from and after the date hereof and until the undersigned has been informed by Tundra that, and Tundra will promptly notify the undersigned after, there has been a publication of combined results of operations of Tundra and Wave (such results to cover a period of at least 30 days following the end of the month during which the Merger was consummated, such period is referred to as the "Pooling Period") within the meaning of Accounting Series Release No. 135, as amended, of the Commission, and agrees that each of Tundra and Wave may issue stop transfer instructions to its transfer agent in respect of the applicable Securities to enforce the foregoing during the Pooling Period. This letter agreement shall terminate simultaneously with termination of the Merger Agreement.

The undersigned also understands that although the undersigned is not prohibited by the restrictions contained in this letter from exercising options to purchase Wave Securities during the Pooling Period, the undersigned may not sell or otherwise dispose of the shares of Company Common Stock acquired by the undersigned upon the exercise of such options during the Pooling Period.

The undersigned has been informed and understands that the accuracy of the representations and warranties and compliance with the covenants set forth herein will be relied upon by Tundra, Wave, their respective counsel, and shareholders of Tundra and Wave.

Very truly yours,


---------------------------
Name:

Accepted this     day
              ---
of November, 1999.


Worldtalk Communications Corporation


By: --------------------------------
Name: ------------------------------
Title: -----------------------------

Accepted this     day
              ---
of November, 1999.


Tumbleweed Communications Corp.


By: --------------------------------
Name: ------------------------------
Title: -----------------------------

Accepted this     day
              ---
of November, 1999.

---------------
* In the event this undertaking covers shares held jointly or held individually by related parties who will sign this together, each joint or related party shall sign.

                                                                 EXHIBIT 6

                                FINAL AMENDMENT
                                ---------------
                       TO SECURITIES PURCHASE AGREEMENT
                       --------------------------------
                                  AND WAIVER
                                  ----------

          This Final Amendment and Waiver is entered into as of November   ,
                                                                         --
1999, by and among Worldtalk Communications Corporation, a Delaware corporation (the "Company") and other persons and entities whose names are set forth on the signature pages hereto (individually, a "Buyer" and collectively, the "Buyers"). This Final Amendment and Waiver is intended to terminate, on the terms and conditions hereof, that certain Securities Purchase Agreement dated as of July 7, 1999 (the "Purchase Agreement"), by and among the Company and the Buyers and to waive certain rights each Buyer may have had pursuant to the Purchase Agreement.

                                  WITNESSETH:
                                  ----------

          WHEREAS, [Parent], a Delaware corporation ("Parent"), Keyhole Acquisition Corp., a Delaware corporation and a direct wholly owned subsidiary of Parent ("Keyhole"), and the Company have entered into an Agreement and Plan of Merger of even date herewith (the "Merger Agreement"), pursuant to which the parties thereto have agreed, upon the terms and subject to the conditions set forth therein, to merge Sub with and into the Company (the "Merger");

          WHEREAS, as an inducement and a condition to entering into the Merger Agreement, the Parent has required the Company to terminate the Purchase Agreement as of the Effective Time of the Merger (as defined in the Merger Agreement) and the Buyers to waive certain rights pursuant to the Purchase Agreement as of the Effective Time of the Merger;

          WHEREAS, pursuant to Section 10e of the Purchase Agreement such agreement may be amended by the written consent of the Company and the Buyers who purchased a majority of the Common Stock sold thereunder ("Majority of the Buyers") and the provisions of the Purchase Agreement may be waived by a Majority of the Buyers;

          WHEREAS, the undersigned Buyers constitute a Majority of the Buyers and desire to terminate the Purchase Agreement, and waive certain rights pursuant to the Purchase Agreement, so as to induce Parent to enter into the Merger Agreement;

          NOW, THEREFORE, in consideration of the foregoing recitals and the agreements contained herein, the parties hereto, intending to be legally bound hereby, agree as follows:

          Section 1.  Amendment of Purchase Agreement.  The Purchase Agreement
                      -------------------------------
is hereby amended to add the following provision:

          "Termination of Purchase Agreement.  The Purchase Agreement shall
           ---------------------------------
terminate effective as of the Effective Time of the Merger (as defined in the Merger Agreement), subject to consummation of the Merger; provided, however, that the indemnification and contribution provisions of Section 9 of the Purchase Agreement shall survive such termination. If the Effective Time of the Merger does not occur by May 31, 2000, this provision shall be null and void and no further action on the part of the Buyers or the Company shall be required to reinstate the Purchase Agreement."

          Section 2.  Waiver.  Each undersigned Buyer hereby irrevocably
                      ------
waives, effective as of the Effective Time of the Merger and subject to consummation of the Merger, on behalf of such Buyer and all other Buyers, any and all rights, entitlements and interest such Buyer would otherwise have, may have had or may in the future have had pursuant to the Purchase Agreement (except pursuant to Section 9 thereof), including without limitation to purchase or acquire any securities of the Company, Parent or Sub not issued as of the date hereof, whether pursuant to Section 5i of the Purchase Agreement or otherwise; provided, however, that this Waiver shall not affect (i) Buyer's right to purchase Warrant Shares (as defined in the Purchase Agreement) pursuant to outstanding Warrants (as defined in the Purchase Agreement) issued by the Company to Buyer under the Purchase Agreement or (ii) Buyer's right, following the Effective Time of the Merger, to purchase the securities of Parent issuable upon exercise of the Warrants or the warrants of Parent issued to Buyer in connection with the Merger in exchange for the Warrants acquired pursuant to the Purchase Agreement. If the Effective Time of the Merger does not occur by May 31, 2000, this waiver shall be null and void.

          Section 3.  Final Amendment.  Upon execution of this Final Amendment
                      ---------------
and Waiver by the Company and the holders of a Majority of the Buyers, this Final Amendment and Waiver shall be binding upon each Buyer and the Company, whether or not such Buyer executed this Final Amendment and Waiver.

          IN WITNESS WHEREOF, the parties have caused this Final Amendment and Waiver to be duly executed as of the day and year first written above.


                            WORLDTALK COMMUNICATIONS CORPORATION



                            By:
                               ---------------------------
                               James Heisch, President and
                               Chief Financial Officer


                            BUYER



                            By:
                               ---------------------------